UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C. 20549

                           FORM N-8F

             APPLICATION FOR DEREGISTRATION OF
          CERTAIN REGISTERED INVESTMENT COMPANIES

                   1940 Act File No. 811-4421


            CO-OPERATIVE BANK INVESTMENT FUND
                d/b/a Bank Investment Fund
Exact Name of Registrant as Specified in Charter)


                         75 Park Plaza
                Boston, Massachusetts 02116-3934
         (Address of Principal Executive Offices)

                         (617) 695-0415
                (Registrant`s Telephone Number)


                      WILLIAM F.CASEY, JR.
                           President
                     Bank Investment Fund
                         75 Park Plaza
                Boston, Massachusetts 02116-3934
          (Name and Address of Agent for Service)


Filed Date as of:  08/31/2005


Date as of Change: 08/26/2005










FORM N-8F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
Application for Deregistration of Certain Registered Investment
Companies.
I.	General Identifying Information
             Fund One (Series 1) and Liquidity Fund (Series 2)
1.	Reason fund is applying to deregister (check only one; for
descriptions, see Instruction 1 above):
        [x]	Merger
        [  ]	Liquidation
        [  ]	Abandonment of Registration
        (Note: Abandonments of Registration answer only
questions 1 through 15, 24 and
        25 of this form and complete verification at the end of the form.)
        [  ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only
questions 1 through 10 of this form and complete
verification at the end of the form.)
2.	Name of fund: Co-operative Bank Investment Fund d/b/a Bank
Investment Fund
3.	Securities and Exchange Commission File No.:  811-4421
4.	Is this an initial Form N-8F or an amendment to a previously filed
Form N-8F?
[x]	Initial Application	[  ]	Amendment
5.	Address of Principal Executive Office (include No. and Street,
City, State, Zip Code):
      75 Park Plaza  Boston, MA  02116
6.	Name, address and telephone number of individual the
Commission staff should contact
        with any questions regarding this form:
        William F. Casey, Jr., President   Bank Investment Fund
75 Park Plaza Boston,  MA  02116,  617 695-0415

7.	Name, address and telephone number of individual or entity
responsible for maintenance 	and preservation of fund`s
records in accordance with rules 31a-1 and 31a-2 under 	the Act
[17 CFR 270.31a-1, .31a-2]:
        William F. Casey, Jr., President   Bank Investment Fund
75 Park Plaza Boston,  MA  02116  617 695-0415


NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
[x]	Management company;
[  ]	Unit investment trust; or
[  ]	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[x]	Open-end		[  ]	Closed-end
10.	State law under which the fund was organized or formed (e.g.,
Delaware or Massachusetts):  Massachusetts
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund`s contracts with those advisers have been terminated:  Not
Applicable, Internally managed
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund`s contracts with those principal underwriters have been terminated:  Not Applicable
13.	If the fund is a unit investment trust (``UIT``) provide:
(a)	Depositor`s name(s) and address(es):
(b)	Trustee`s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate
account)?
[  ]  Yes 	[x]  No
If Yes, for each UIT state:
Name(s):
File No.:
Business Address:
15.	(a)	Did  the fund obtain approval from the board of directors
concerning the decision 			to engage in a Merger,
Liquidation or Abandonment of Registration?
[x]  Yes 	[  ]  No

        If Yes, state the date on which the board vote took place:
                    July 18, 2005

        If No, explain:
(b)	Did the fund obtain approval from the shareholders
concerning the decision to engage in a Merger, Liquidation
or Abandonment of Registration?
[  ]  Yes 	[x]  No
If Yes, state the date on which the shareholder vote took
place:
If No, explain:
Pursuant to exemptive order under release number 14760,
as amended by release numbers 15205,15126, and 18988
shareholder voting is not required. Board of Incorporators
vote was obtained on July 19, 2005.
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in
connection with the Merger 	or Liquidation?
[x]  Yes 	[  ]  No
(a)	If Yes, list the date(s) on which the fund made those
distributions:
                        August 29, 2005 as of August 26, 2005
(b)	Were the distributions made on the basis of net assets?
[x]  Yes 	[  ]  No
(c)	Were the distributions made pro rata based on share
ownership?
[x]  Yes 	[  ]  No
(d)	If No to (b) or (c) above, describe the method of
distributions to shareholders.  For Mergers, provide the
exchange ratio(s) used and explain how it was calculated:
        (e)	Liquidations only:
               Were any distributions to shareholders made in kind?
               [  ]  Yes	[  ]  No
        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
        Has the fund issued senior securities?
               [  ]  Yes	[  ]  No
        If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund`s shareholders?
        [x]  Yes 	[  ]  No
If No,
(a)	 How many shareholders does the fund have as of the date
this form is filed?
(b)	Describe the relationship of each remaining shareholder to
the fund:
19.	Are there any shareholders who have not yet received distributions
in complete 	liquidation of their interests?
[  ]  Yes 	[x]  No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
	(See question 18 above)
[  ] Yes 	[x] No
If Yes,
(a)	Describe the type and amount of each asset retained by the
fund as of the date this 	form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
[  ] Yes		[  ] No
21.	Does the fund have any outstanding debts (other than face-amount
certificates if the fund 		is a face-amount certificate
company) or any other liabilities?
[  ] Yes		[x] No
If Yes,
(a)	Describe the type and amount of each debt or other
liability:
(b)	How does the fund intend to pay these outstanding debts or
other liabilities?
IV.	Information About Event(s) Leading to Request for
Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or
Liquidation:
        (i)	Legal Expenses:   $82,000
        (ii)	Accounting Expenses:   $8,000
        (iii)	Other expenses (list and identify separately):
        (iv)	Total expenses (sum of lines (i)-(iii) above):
$90,000
(b)	How were those expenses allocated   $20,000 allocated to
Fund One (Series 1) and Liquidity Fund (Series 2) based on average net assets.

(c)	Who paid those expenses?   Remaining $70,000 of
reorganization expenses paid by Shay Assets Management, Inc.

(d)	How did the fund pay for unamortized expenses (if any)?
23.  	Has the fund previously filed an application for an order of the
Commission regarding the 	Merger or Liquidation?
[  ] Yes		[x] No
If Yes, cite the release numbers of the Commission`s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[  ] Yes		[x] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business
activities other than 	those necessary for winding up its affairs?
[  ] Yes		[x] No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:   AMF
Short U.S. Government Fund (as to Fund One Series 1) and AMF
Money Market Fund ( as to Liquidity Fund Series 2).

(b)	State the Investment Company Act file number of the fund
surviving the Merger:  811-03541
(c)	If the merger or reorganization agreement has been filed
with the Commission, state the file number(s), form type
used and date the agreement was filed:  File No: 333-
126832 on Form N-14 on August 25, 2005.
(d)	If the merger or reorganization agreement has not been
filed with the Commission, provide a copy of the agreement as an exhibit to this form.
VERIFICATION
        The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Co-operative Bank Investment Fund d/b/a Bank
Investment Fund, (ii) he is the President of Co-operative Bank Investment Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date: August 31, 2005					Name: /s/
William F. Casey, Jr.
Title:
President